Exhibit (a)(5)(xiv)

Oracle Launches Cash Tender Offer for PeopleSoft

On June 9, 2003, Oracle Corporation commenced a cash tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (Nasdaq: PSFT) for US$16 per share, or approximately US$5.1 billion.

Find out why Oracle’s offer is the right choice—

➢	For PeopleSoft Shareholders

➢	For PeopleSoft Customers

➢	For Oracle Shareholders

➢	For Oracle Customers

➢	For Partners

Links to more information

➢	Read Oracle and PeopleSoft Press Releases

➢	Review the Tender Offer Messaging Statement

➢	Read the June 6, 2003 Tender Offer Announcement Conference Call Transcript (PDF)

➢	Review Oracle’s June 9, 2003 Tender Offer (PDF)

➢	View the Tender Offer Investor Presentation (PDF)

➢	Read the June 12, 2003, Oracle Q4 and Fiscal Year Earnings Announcement

Oracle’s Offer for PeopleSoft Is the Right Choice for PeopleSoft Shareholders

Oracle’s tender offer is an all-cash, fully financed offer at $16 per share that represents compelling and certain value. Oracle’s offer gives PeopleSoft shareholders a choice that involves substantially less risk than the proposed J.D. Edwards merger and avoids a possible continuation of recent negative trends delivered by PeopleSoft management. This is what PeopleSoft management’s done for you lately:

Other frequently asked questions:

When did you launch the tender offer?

We formally launched the cash tender offer on Monday, June 9, 2003. Review the Tender Offer Statement.

How long will the tender offer remain open?

Twenty business days.

Will your offer be subject to any conditions?

Our offer is subject to certain conditions including, but not limited to, expiration of the applicable Hart-Scott-Rodino waiting period, redemption or amendment of PeopleSoft’s poison pill, and a majority of PeopleSoft’s stockholders validly tendering, and not withdrawing, their shares. Our offer is not subject to due diligence or financing. Moreover, our offer is in no way contingent upon completion of the proposed PeopleSoft/J.D. Edwards merger.

How will you finance the transaction?

The proposed transaction is not contingent on financing. To fund our offer we will utilize available cash reserves as well as a bridge financing facility from Credit Suisse First Boston. After consummation of this transaction, we will evaluate the available alternatives for permanent financing.

What does this mean for the proposed merger of PeopleSoft and J.D. Edwards?

Our offer is for the acquisition of PeopleSoft. Once we complete the acquisition of PeopleSoft, we will review whether, and on what terms, Oracle would support the J.D. Edwards transaction.

Haven’t PeopleSoft and J.D. Edwards signed a merger agreement?

Yes, but it is subject to a favorable vote by both companies’ stockholders. PeopleSoft stockholders will have a choice. We believe that our cash offer to acquire PeopleSoft is superior to the current alternatives and also involves substantially less risk for PeopleSoft stockholders than the proposed transaction with J.D. Edwards.

Find out why Oracle’s offer is the right choice—

➢	For PeopleSoft Customers

➢	For Oracle Shareholders

➢	For Oracle Customers

➢	For Partners

Oracle’s Offer for PeopleSoft Is the Right Choice for PeopleSoft Customers

PeopleSoft customers are critical to Oracle. Our goal will be to provide you with all the enterprise applications needed to run your business at the lowest possible cost. And we’re taking extraordinary steps to protect the investment you’ve already made. Existing PeopleSoft customers will be able to choose:

■	Extended support for PeopleSoft products, beyond the December 2003 deadline that PeopleSoft has announced for PeopleSoft 7.

■	Oracle’s award-winning global support organization, Oracle Support Services, which in April received the prestigious 2003 WebSTAR Service Award from the Service and Support Professionals Association (SSPA). In May, Oracle also received the Best Support Organization Award from the American Business Awards. (To find out what customers are saying about Oracle Support Services, see the Support Customers Web site.)

■	Oracle’s commitment to innovation in technology and applications. We were the first to develop a commercial SQL database, the first to move all our applications to the internet, and the first enterprise software provider to commit to Linux as a low-cost platform for customers.

■	A graceful migration path to the comparable Oracle product at no extra license fee.

■	Access to the far broader and fully integrated E-Business Suite, with subsequent versions incorporating the best features from both Oracle and PeopleSoft products and benefiting from the contributions of the combined development organization.

We are currently putting the finishing touches on our largest European Oracle AppsWorld ever, running from June 23rd through June 26th in London. Over the course of just four days, you can acquire the tools and resources you need to outsmart, outrun, and outperform your competitors. Please visit our AppsWorld web site to learn more about the conference, access events online, and register to attend in-person. Complimentary passes are available.

Find out why Oracle’s offer is the right choice—

➢	For PeopleSoft Shareholders

➢	For Oracle Shareholders

➢	For Oracle Customers

➢	For Partners

Oracle’s Offer for PeopleSoft Is the Right Choice for Oracle Shareholders

Oracle is making this tender offer from a position of strength. Oracle’s underlying business is strong, as exhibited by our most recent results for the fiscal fourth quarter and full year that exceeded consensus earnings estimates (visit the Oracle Investor Relations web site for additional information). Further, there will be no restructuring of Oracle’s operations in conjunction with this proposed acquisition. As an Oracle shareholder, you can choose:

■	A well-developed vision of how the industry will consolidate where Oracle intends to be a long-term strategic vendor for customers.

■	A merger that is immediately accretive to earnings per share, and this accretion should substantially improve over time.

■	A merger that will accelerate Oracle’s growth in revenues, operating income, cash flow and earnings per share.

■	A business integration plan that is clear, concise and can be effected immediately with little execution risk.

■	Significant cost savings that have been identified and are readily achievable given Oracle management’s extensive experience reducing costs and streamlining operations.

Other frequently asked questions:

What is your estimate of cost savings, where will you achieve those savings, and how soon will such savings be realized?

We expect substantial cost savings across a number of functional areas. Sales and marketing costs will be significantly reduced through elimination of redundant positions, as we will no longer actively market PeopleSoft applications. Top PeopleSoft sales and marketing personnel will be moved to fill open positions in Oracle. Research and development costs will be substantially reduced, as future development efforts will focus on development of next generation Oracle programs; we will not develop future generations of PeopleSoft applications. Further cost savings will also be realized as we rationalize the substantial overlap in the general and administrative functions.

Find out why Oracle’s offer is the right choice—

➢	For PeopleSoft Shareholders

➢	For PeopleSoft Customers

➢	For Oracle Customers

➢	For Partners

Oracle’s Offer for PeopleSoft Is the Right Choice for Oracle Customers

For Oracle customers, it will be business as usual. The Oracle E-Business Suite will continue to increase in momentum and new products and enhancements will be developed as scheduled. In addition, there will be no disruption to your existing relationships with the Oracle sales teams and award-winning, global support staff. In the future, you will benefit as we integrate the best PeopleSoft features into future generations of Oracle products.

We are currently putting the finishing touches on our largest European AppsWorld ever, running from June 23rd through June 26th in London. Over the course of just four days, you can acquire the tools and resources you need to outsmart, outrun, and outperform your competitors. Please visit our AppsWorld web site to learn more about the conference, access events online, and register to attend in-person.

The Oracle E-Business Suite is a complete set of business applications that let you efficiently manage customer interactions, manufacture products, ship orders, collect payments and more—all from a business system that shares a unified and open architecture. To find out more, please visit the E-Business Suite Web site.

Find out why Oracle’s offer is the right choice—

➢	For PeopleSoft Shareholders

➢	For PeopleSoft Customers

➢	For Oracle Shareholders

➢	For Partners

Oracle’s Offer for PeopleSoft Is the Right Choice for Partners

The combination of Oracle and PeopleSoft customers under one organization will help to create an even more compelling economy for our partners. There is the potential for additional opportunities for resell, migration, integration, hosting and other services as a result of this acquisition.

However, until the transaction closes, the tender offer should not affect your current business. You should continue to meet your customers’ requirements with your current software portfolio.

It is Oracle’s partner strategy to seek out leading vendors who provide products and services that extend and enhance the Oracle E-Business Suite into specific industries and segments, and help expand our reach into new market arenas. Find out more about Oracle Partner programs and benefits.

Find out why Oracle’s offer is the right choice—

➢	For PeopleSoft Shareholders

➢	For PeopleSoft Customers

➢	For Oracle Shareholders

➢	For Oracle Customers

Tender Offer Messaging Statement

Oracle’s acquisition of PeopleSoft is immediately accretive, with minimum business integration risk. The transaction strengthens Oracle at a time when the company is already strong.

1.    Customer support will improve.    Oracle will continue to support PeopleSoft products. PeopleSoft support specialists will join the larger global Oracle support organization to provide PeopleSoft customers with a more comprehensive set of support services. Oracle will extend support on PeopleSoft version 7 beyond the PeopleSoft desupport date of December 2003 giving PeopleSoft customers more time to migrate their installations.

2.    Products will improve.    Many members of the PeopleSoft product development team will join the Oracle development organization to ensure that subsequent versions of the Oracle E-Business Suite will have the best features from both product families and benefit from the contributions of those developers to enhance our products. PeopleSoft’s development team will also build the upgrade migration scripts from PeopleSoft products to the Oracle E-Business Suite.

3.    Sales and marketing costs will be reduced.    Oracle will not sell PeopleSoft products to new customers. Top PeopleSoft sales and marketing personnel will be moved to fill open positions in Oracle’s sales and marketing organizations.

4.    Consulting services costs will be reduced.    PeopleSoft product specialists will be combined with the Oracle consulting organization. To raise their operating margins to be more consistent with those of Oracle’s consulting organization, we will significantly reduce expenses and increase utilization.

5.    Finance, administrative and system costs will be reduced.    The PeopleSoft facilities and administrative (F&A) staff will be moved to fill available roles in Oracle’s F&A organizations. PeopleSoft’s business will be run on Oracle’s Global Single Instance (GSI) of the Oracle E-Business Suite, thus benefiting from the efficiencies of scale Oracle has perfected.

6.    J.D. Edwards deal may go forward though possibly under different terms.    PeopleSoft signed a merger agreement with J.D. Edwards that is subject to several conditions and is not scheduled to be completed until this fall. Once Oracle’s acquisition of PeopleSoft is complete, the company will review whether, and on what terms, Oracle would support that transaction.

7.    Oracle is making this offer at a time when Oracle’s business is strong.    Oracle Corporation announced financial results for its fiscal fourth quarter and full year on June 12, 2003. The company reported fiscal fourth quarter GAAP earnings per share of $0.16 that exceeded consensus earnings estimates. Total revenue in the quarter increased 2% to $2.83 billion, with new software license and other revenue rising 1% to $1.2 billion. Operating margin in the quarter reached a record 45% eclipsing the previous record of 44% in the fourth quarter of 2002. Review the earnings announcement.